UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 18, 2023

DUET Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41237	87-2744116
(Commission File Number)	(IRS Employer Identification No.)

V03-11-02, Designer Office,

V03, Lingkaran SV, Sunway Velocity,

Kuala Lumpur, Malaysia 55100

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +60-3-9201-1087

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	DUETU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	DUET	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	DUETW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 8-K (the “Amendment”) amends the Current Report on Form 8-K for DUET Acquisition Corp., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2023 (the “Initial 8-K”). This Amendment is being filed solely to amend the Company’s disclosure regarding its extension payment into the trust account of the Company under the heading “Extension Payment” in Item 8.01. Except as described in this Explanatory Note and as set forth below, no other information in the Initial 8-K is modified or amended hereby.

Item 8.01. Other Events.

Redemption of Public Shares

In connection with the approval of the Extension Amendment Proposal and the Trust Amendment Proposal at the Special Meeting, holders of 3,760,678 shares of the Company’s Class A Common Stock exercised their right to redeem those shares for cash at an approximate price of $10.95 per share, for an aggregate of approximately $41.2 million. Following the payment of the redemptions, the Trust Account will have a balance of approximately $14.1 million before the Extension Payment.

Extension Payment

On December 19, 2023, the Company caused an aggregate of $80,000 to be deposited into the Trust Account, representing $40,000 for each of (i) the extension of the period of time it has to consummate its initial business combination by one month from December 24, 2023 to January 24, 2024 and (ii) the extension of the period of time it has to consummate its initial business combination by one month from January 24, 2024 to February 24, 2024 (collectively, the “Extension”). The Extension is permitted under the Company’s governing documents.

Additional Information and Where to Find It

As discussed above, the Company intends to file a registration statement on Form F-4 (as amended or supplemented from time to time, and including a proxy statement, the “Proxy/Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which Proxy/Registration Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the business combination and the other matters for stockholder approval (the “Stockholder Approval Matters”) and is not intended to form the basis of any investment decision or any other decision in respect of the business combination and the other Stockholder Approval Matters. The Company’s stockholders and other interested persons are advised to read, when available, the Proxy/Registration Statement and the amendments thereto and other documents filed in connection with the Business Combination and other Stockholder Approval Matters, as these materials will contain important information about the Company, Fenix 360 Pte. Ltd., a Singapore private company limited by shares (the “Target”), the business combination and the other Stockholder Approval Matters. When available, the Proxy/Registration Statement and other relevant materials for the business combination and other Stockholder Approval Matters will be mailed to stockholders of the Company as of a record date to be established for voting on the business combination and the other Stockholder Approval Matters. Stockholders will also be able to obtain copies of the Proxy/Registration Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: DUET Acquisition Corp., V03-11-02, Designer Office, V03, Lingkaran SV, Sunway Velocity, Kuala Lumpur, Malaysia 55100.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or PIPE investment and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the business combination and related matters. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Registration Statement on Form S-1, as amended, which was initially filed with the SEC on December 3, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DUET Acquisition Corp., V03-11-02, Designer Office, V03, Lingkaran SV, Sunway Velocity, Kuala Lumpur, Malaysia 55100. Additional information regarding the interests of such participants will be contained in the Proxy/Registration Statement when available.

The Target and its directors, managers, and executive officers may also be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the business combination and related matters. A list of the names of such parties and information regarding their interests in the business combination and related matters will be included in the Proxy/Registration Statement when available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Target’s industry and market sizes, future opportunities for the Company and the Target, the Company’s and the Target’s estimated future results and the transactions contemplated by the Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”), dated November 28, 2023, by and between the Company and the Targer, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the transactions contemplated by the Business Combination Agreement. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the stockholders of the Company or the Target is not obtained; (ii) the inability to complete a PIPE offering in connection with the business combination; (iii) the ability to maintain the listing of the Company’s securities on the Nasdaq Global Market; (iv) the amount of redemption requests made by the Company’s stockholders; (v) failure to realize the anticipated benefits of the business combination; (vi) risk relating to the uncertainty of the projected financial information with respect to the Target; (vii) the Target’s exposure to litigation claims and other loss contingencies; (viii) the Target’s exposure to contingent liabilities related to its proposed token rescission plan; (ix) the combined company’s ability to implement its business strategy; (x) the combined company’s ability to maintain, protect, and enhance its brand and protect its intellectual property; (xi) the combined company’s ability to attract prospective users and artists and retain existing users and artists; (xii) competition for users and artists, user and artist engagement time, and advertisers; (xiii) the ability to generate revenues from different types of artist-generated content and services on the engagement platform; (xiv) payment-related risks; (xv) the combined company’s ability to accurately estimate user metrics and other estimates; (xvi) potential disputes or liabilities associated with content made available on the combined company’s engagement platform including assertions of infringement of intellectual property rights; (xvii) dependence upon third-party licenses should the combined company allow streaming; (xviii) the combined company’s lack of control over third-party content providers who are concentrated and can unilaterally affect access to content; (xix) the combined company’s ability to comply with complex license agreements; (xx) the limitations on the combined company’s operating flexibility due to financial commitments required under any potential license agreement; (xxi) the dependence of the combined company’s content and streaming offerings on operating systems, online platforms, hardware, networks, regulations, and standards that the combined company would not control; (xxii) the ability to maintain user data security and prevent breaches to the combined company’s information systems; (xxiii) undetected errors, bugs or vulnerabilities in any potential products; (xxiv) interruptions, delays, or discontinuations in service arising from the combined company’s systems or systems of third parties; (xxv) the ability to manage and remediate attempts to manipulate streams or other forms of artist engagement and content and attempts to gain or provide unauthorized access to certain features of the combined company’s engagement platform; (xxvi) changes in domestic and foreign business, market, financial, political and legal conditions; (xxvii) general economic conditions and other factors affecting consumer confidence, preferences, and behavior; (xxviii) disruption and volatility in the global currency, capital, and credit markets; (xxix) changes in governmental regulation; (xxx) fluctuations in foreign currency; and (xxxi) changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about the Company and the Target or the date of such information in the case of information from persons other than the Company or the Target, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding the Target’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected, and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the Company has caused this report to be signed by the duly authorized undersigned.

DUET Acquisition Corp.

Date: March 22, 2024	By:	/s/ Dharmendra Magasvaran
Dharmendra Magasvaran
Co-Chief Executive Officer